January 16, 2026

Jay Yu
Chairman of the Board, President and Secretary
Nano Nuclear Energy Inc.
10 Times Square, 30 th Floor
New York, NY 10018

       Re: Nano Nuclear Energy Inc.
           Amendment No. 3 to Registration Statement on Form S-3
           Filed December 23, 2025
           File No. 333-288982
Dear Jay Yu:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2025 letter.

Amendment No. 3 to Registration Statement on Form S-3
January 2025 Acquisition of KRONOS and LOKI Assets, page 1

1. We note your response to prior comment 2. We also note that your disclosure regarding the USNC Assets appears to be inconsistent. For instance, the first sentence of the second paragraph appears to carve out Consent Assets as "not actually transferred"; and the first sentence of the third paragraph appears to indicate that you did not close on the Consent Assets. The distinction may not be clear to investors.
       Please revise for consistency throughout, including with respect to how you define the
       USNC Assets and whether all or some portion of the USNC Assets acquisition closed. In addition, consider whether sequencing events chronologically would improve clarity.
 January 16, 2026
Page 2

Acquisition of GFPL and 2025 Progress with Chalk River Project, page 2

2. We note your response to prior comment 3. Please revise to provide the information you include in your supplemental response letter regarding the stated reasons for the bankruptcy.
3. We note your response to prior comment 4. Please revise to describe the nature of the direct consultations with the CNSC and whether any such consultations occurred prior to the initial closing in January 2025 which was intended to acquire the License
       Application. Also, we note your statement that no judgement as to ownership was needed. Given the uncertainty surrounding the initial acquisition, it is unclear how you reached this determination. Please disclose whether you have received a formal confirmation from CNSC (and their legal authority to provide such confirmation) or an opinion of counsel.

       Further, with respect to your mention of the bankruptcy court in the final sentences of items (b) and (c) of your response, it appears that the bankruptcy court approved the sale in December 2024, which was before the issue regarding ownership of the license was discovered. As such, your disclosure is unclear how the bankruptcy approval ensures that you have acquired legal ownership of the License Application pursuant to the GFPL acquisition. Please clarify.
General

4. We note your responses to prior comments 7, 8, and 9. However, it remains unclear how you arrived at the projected dates for your various proposed launches of proposed business lines. In this regard, the proposed target dates appear to be very uncertain.
       For instance, and without limitation, you refer to targets (i) in "late 2020's with the objective of achieving a ground demonstration as early as 2030 or 2031"
and (ii)    in
       the 2030   s   ; refer to construction permitting dates in some
instances rather than
       completion dates; and continue to refer to certain launch dates without discussing intermediate steps in appropriate detail, including due diligence, contract negotiations, site evaluation/acquisition, and other steps. Also, we note that your timelines appear subject to significant other variables such that your actual timing seems undetermined.

       In light of the above, it is unclear how the current disclosure regarding your timeline is instructive to investors. Accordingly, please carefully revise to provide enhanced discussions of your timeline, including relevant assumptions and variables, as well as detailed discussions of your current progress toward completion of those steps. Your disclosures should also explain applicable federal and state licensing requirements, including the anticipated timeline(s) to complete such
       requirements.
5.     In addition, please address your capacity to conduct workstreams and
launches    in
       parallel    given your human resource limitations. Please note that if you do not have
       sufficient basis to provide meaningfully precise timing and sufficient basis to expect that you will meet such timing for your proposed business lines, you should provide prominent disclosure throughout the prospectus in that regard, including in the
 January 16, 2026
Page 3

       opening paragraph of the Overview, Our Challenges, and at each mention of your business line(s).
6. Please ensure that conforming revisions appear in the primary and at-the-market prospectuses.
       Please contact Robert Babula at 202-551-3339 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation
cc:   Richard I. Anslow, Esq.